August 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	pan-Africa corporation

Application for Registration Withdrawal on Form RW

for Registration Statement on Form S-1 (Registration No. 333-291055)

Ladies and Gentlemen:

On October 24, 2025, pan-Africa corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-291055) (together with the amendments, exhibits and supplements thereto, the “Form S-1”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) in connection with a proposed public offering of securities. The Form S-1 has not been declared effective by the Commission.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Very truly yours,

pan-africa corporation

By:	/s/ Jide J. Zeitlin
Name:	Jide J. Zeitlin
Title:	Chief Executive Officer